Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-167436 on Form S-1 of our report dated April 24, 2009, relating to the 2008 consolidated financial statements (before the effects of the retrospective adjustments for the reverse stock split and the discontinued operations) of Encorium Group Inc. and subsidiaries, which report expresses an unqualified opinion and includes an explanatory paragraph regarding a going concern uncertainty, incorporated by reference in the Annual Report on Form 10-K of Encorium Group, Inc. and subsidiaries for the year ended December 31, 2009 and to the reference to us under the heading “Experts” in the Prospectus, which is part of such registration statement.

/s/ Deloitte and Touche LLP

Philadelphia, Pennsylvania

August 20, 2010